Exhibit 23.4

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in this Registration Statement of Inverness Medical Innovations, Inc. (“Inverness”) on Form S-3 related to the registration of 692,506 shares of common stock of our report dated October 24, 2003, related to the statements of net assets sold of the Rapid Diagnostics Product Lines of the Abbott Diagnostics Division and Ross Products Division of Abbott Laboratories as of September 30, 2003 and December 31, 2002 and 2001, and the related statements of net sales in excess of expenses for the nine-month period ended September 30, 2003 and the years ended December 31, 2002 and 2001, appearing in the 8-K/A of Inverness dated November 20, 2003, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/    DELOITTE & TOUCHE LLP

Chicago, Illinois

November 20, 2003